Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

18 Feb 2010



Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 19 January 2010, 2 February 2010 and 5 February 2010 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

2/25

For Main Board listed issuers

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer: New World Development Company Limited

Stock code: 0017 Date submitted: 19/1/2010

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange").

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities: **Ordinary Shares**

I.					
Issues of shares *(Notes 6 and 7)*	**No. of shares**	**Issued shares as a % of existing issued share capital before relevant share issue** *(Notes 4, 6 and 7)*	**Issue price per share** *(Notes 1 and 7)*	**Closing market price per share of the immediately preceding business day** *(Note 5)*	**% discount/ premium of issue price to market price** *(Note 7)*
Opening balance as at *(Note 2)* 31/12/2009	3,867,318,158				
(Note 3) Scrip dividend issued on 19/1/2010	33,335,047	0.8620%	HK$14.953	HK$14.32	4.42%
Share repurchases	N/A	N/A			
Closing balance as at *(Note 8)* 19/1/2010	3,900,653,205				

Notes to Section I:

1. *Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.*

2. *Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.*

3. *Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.*

4. *The percentage change in the listed issuer's issued share capital is to be calculated by reference to the listed issuer's total issued share capital (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.*

5. *Where trading in the shares of the listed issuer has been suspended, "closing market price per share of the immediately preceding business day" should be construed as "closing market price per share of the business day on which the shares were last traded".*

6. *In the context of a repurchase of shares:*
   - *"issues of shares" should be construed as "repurchases of shares"; and*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "repurchased shares as a % of existing issued share capital before relevant share repurchase".*

7. *In the context of a redemption of shares:*
   - *"issues of shares" should be construed as "redemptions of shares";*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "redeemed shares as a % of existing issued share capital before relevant share redemption"; and*
   - *"issue price per share" should be construed as "redemption price per share".*

8. *The closing balance date is the date of the last relevant event being disclosed.*

II.

A. Purchase report

Trading date	Number of securities purchased	Method of purchase *(Note)*	Price per share or highest price paid $	Lowest price paid $	Total paid $
N/A	N/A	N/A	N/A	N/A	N/A
Total	N/A				N/A

B. Additional information for issuer whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) N/A

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution N/A %

$$\frac{(\text{(a)} \times 100)}{\text{issued share capital}}$$

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated N/A which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by: Leung Chi Kin
(Name)

Title: Secretary
(Director, Secretary or other duly authorised officer)

For Main Board and GEM listed issuers


HKEX
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31/01/2010**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited

Date Submitted: 02/02/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ______________________________

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ______________________________

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**3,867,318,158**	N/A	N/A	N/A
Increase/ (decrease) during the month	**33,335,047**	N/A	N/A	N/A
Balance at close of the month	**3,900,653,205**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1.Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	123,271,230
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						
				Total A. (Ordinary shares)	Nil	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ____________

(Preference shares) ____________

(Other class) ____________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed) N/A Class of shares issuable *(Note 1)* Ordinary Subscription price HKD26.784 EGM approval date (if applicable) (dd/mm/yyyy)) (/N/A/)						
2. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency HKD	Class of shares issuable (*Note 1*)	Ordinary		
		Issue and allotment date : (dd/mm/yyyy)	(19/01/2010)		
		EGM approval date: (dd/mm/yyyy)	(- / - / -)	33,335,047	Nil
6. Repurchase of shares		Class of shares repurchased (*Note 1*)			
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
7. Redemption of shares		Class of shares redeemed (*Note 1*)			
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
8. Consideration issue	At price : State currency	Class of shares issuable (*Note 1*)			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation			Class of shares issuable (Note 1) ________ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	________	________
10. Other (Please specify)	At price :	State currency ________	Class of shares issuable (Note 1) ________ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	________	________
			Total E. (Ordinary shares)	33,335,047	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	33,335,047
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*

NOTICE OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

FITA INTERNATIONAL LIMITED

(incorporated in the British Virgin Islands with limited liability)

US$500 million 7% Guaranteed Bonds due 2020 (the "Bonds")
(Stock Code: 4315)

unconditionally and irrevocably guaranteed by



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 17)

Joint Lead Managers and Joint Bookrunners

HSBC | **J.P.Morgan** | **Morgan Stanley**

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the Bonds as described in the Offering Circular dated 3 February 2010 and such listing and permission to deal in the Bonds is expected to become effective on 11 February 2010.

5 February 2010

As at the date of this announcement, (a) the executive directors of New World Development Company Limited ("NWD") are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) the non-executive directors of NWD are Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Liang Cheung Biu, Thomas and Ms. Ki Man Fung, Leonie; and (c) the independent non-executive directors of NWD are Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

As at the date of this announcement, the directors of Fita International Limited are Dr. Cheng Kar Shun, Henry, Mr. Leung Chi Kin, Stewart and Mr. Chow Yu Chun, Alexander.